SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 10)*

CHROMADEX CORPORATION

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

171077407

(CUSIP Number)

Pioneer Step Holdings Limited

Dvorak International Limited

Skyinvest Associates Limited

Attention: Jason Wong / Raymond Ng

c/o Suites PT. 2909 & 2910

Harbour Centre

25 Harbour Road

Wanchai, Hong Kong

(852) 2186-3870

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 171077407	SC 13D/A	Page 2 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PIONEER STEP HOLDINGS LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,957,783
	8.	Shared Voting Power
	9.	Sole Dispositive Power 5,957,783
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,957,783
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.74% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)

Calculated based upon 68,196,526 outstanding shares of the common stock of the Issuer as of August 2, 2021, as reported in the Issuer’s Form 10-Q, as filed with the Securities and Exchange Commission on August 3, 2021.

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DVORAK INTERNATIONAL LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 420,000
	8.	Shared Voting Power
	9.	Sole Dispositive Power 420,000
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 420,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.62% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)

Calculated based upon 68,196,526 outstanding shares of the common stock of the Issuer as of August 2, 2021, as reported in the Issuer’s Form 10-Q, as filed with the Securities and Exchange Commission on August 3, 2021.

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SKYINVEST ASSOCIATES LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 336,000
	8.	Shared Voting Power
	9.	Sole Dispositive Power 336.000
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 336,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.49% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)

Calculated based upon 68,196,526 outstanding shares of the common stock of the Issuer as of August 2, 2021, as reported in the Issuer’s Form 10-Q, as filed with the Securities and Exchange Commission on August 3, 2021.

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CHAU HOI SHUEN SOLINA HOLLY
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Permanent resident of the Hong Kong Special Administrative Region, People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 6,713,783
	8.	Shared Voting Power
	9.	Sole Dispositive Power 6,713,783
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,713,783
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.84% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)

Calculated based upon 68,196,526 outstanding shares of the common stock of the Issuer as of August 2, 2021, as reported in the Issuer’s Form 10-Q, as filed with the Securities and Exchange Commission on August 3, 2021.

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EXPLANATORY STATEMENT.

This Amendment No. 10 to Schedule 13D (“Amendment No. 10”) relates to the shares of common stock (the “Common Stock”), par value $0.001 per share, of ChromaDex Corporation, a Delaware corporation (the “Issuer” and such shares of Common Stock, the “Shares”), and is being filed on behalf of the Reporting Persons. This Amendment No. 10 amends and supplements Amendment No. 9 to Schedule 13D previously filed with the Securities and Exchange Commission (the “SEC”) on April 29, 2020 (“Amendment No. 9”), Amendment No. 8 to Schedule 13D previously filed with the SEC on August 16, 2019 (“Amendment No. 8”), the Amendment No. 7 to Schedule 13D previously filed with the SEC on July 2, 2019 (“Amendment No. 7”), the Amendment No. 6 to Schedule 13D previously filed with the SEC on May 20, 2019 (“Amendment No. 6”), the Amendment No. 5 to Schedule 13D previously filed with the SEC on May 13, 2019 (“Amendment No. 5”), the Amendment No. 4 to Schedule 13D previously filed with the SEC on November 21, 2017 (“Amendment No. 4”), the Amendment No. 3 to Schedule 13D previously filed with the SEC on November 7, 2017 (“Amendment No. 3”), the Amendment No. 2 to Schedule 13D previously filed with the SEC on May 26, 2017 (“Amendment No. 2”), the Amendment No. 1 to Schedule 13D previously filed with the SEC on May 11, 2017 (“Amendment No. 1”), and the initial Schedule 13D previously filed with the SEC on May 8, 2017 (the “Initial Schedule 13D”, together with Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9 and this Amendment No. 10, the “Schedule 13D”). This Amendment No. 10 is being amended to reflect the acquisition of additional Shares by the Reporting Persons.

ITEM 1.	SECURITY AND ISSUER.

This Schedule 13D relates to shares of Common Stock of the Issuer. The address of the Issuer’s principal executive office is 10900 Wilshire Blvd. Suite 600, Los Angeles, California 90024. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	IDENTITY AND BACKGROUND.

The Shares to which this Schedule 13D relates are owned directly by Pioneer Step, Dvorak International and Skyinvest Associates.

Item 2 (a) – (c). This Schedule 13D is being filed by the following persons: Pioneer Step Holdings Limited, a British Virgin Islands corporation (“Pioneer Step”), Dvorak International Limited, a British Virgin Islands corporation (“Dvorak International”), Skyinvest Associates Limited, a British Virgin Islands corporation (“Skyinvest Associates”), and Chau Hoi Shuen Solina Holly, a permanent resident of the Hong Kong Special Administrative Region, People’s Republic of China (“Solina Chau”). Pioneer Step, Dvorak International and Skyinvest Associates and Solina Chau are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” Solina Chau is the sole shareholder of each of Pioneer Step and Dvorak. Skyinvest Associates is wholly-owned by Solina Chau through intermediate entities that are directly or indirectly wholly-owned by Solina Chau.

Item 2 (d) – (e). During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding, or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 2 (f). Each of Pioneer Step, Dvorak International and Skyinvest Associates is a corporation formed under the laws of the British Virgin Islands. Solina Chau, a natural person, is a permanent resident of the Hong Kong Special Administrative Region, People’s Republic of China.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

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ITEM 4.	PURPOSE OF TRANSACTION.

September 2021 Open Market Purchase

From September 15–16, 2021, Skyinvest Associates acquired an aggregate of 336,000 Shares in open market purchases at an average purchase price of approximately $6.45 per share for an aggregate purchase price of approximately $2,166,638.74.

April 2020 Securities Purchase Agreement

On April 27, 2020, Pioneer Step and Winsave Resources Limited (each a “April 2020 Purchaser” and together, the “April 2020 Purchasers”) entered into a Securities Purchase Agreement with the Issuer (the “April 2020 Purchase Agreement”). Pursuant to the April 2020 Purchase Agreement, the Issuer agreed to issue and sell to the April 2020 Purchasers an aggregate of approximately $5 million of Common Stock (1,225,490 Shares) at a purchase price of $4.08 per share (the “April 2020 Transaction”). Pioneer Step, in its capacity as a April 2020 Purchaser, agreed to purchase 490,196 Shares in the April 2020 Transaction. The closing of the April 2020 Transaction occurred on May 7, 2020.

November 2019 Open Market Purchase

From November 15-27, 2019, Dvorak International acquired an aggregate of 420,000 Shares in open market purchases at a purchase price of $3.23 to $3.80 per share for an aggregate purchase price of approximately $1,485,000.

May 2019 Note Purchase Agreement and Convertible Promissory Notes

On May 9, 2019, Pioneer Step and Winsave Resources (each a “May 2019 Purchaser” and together, the “May 2019 Purchasers”) entered into a Securities Purchase Agreement with the Issuer (the “May 2019 Note Purchase Agreement”). Pursuant to the May 2019 Note Purchase Agreement, the Issuer agreed to issue and sell to each of Pioneer Step and Winsave Resources, and each of Pioneer Step and Winsave Resources agreed to purchase from the Issuer, a Convertible Promissory Note in the principal amount of $5,000,000 (each, a “Note” and collectively, the “Notes”), which is convertible into certain amount of Shares pursuant to the terms thereof (the “May 2019 Transaction”). The Note issued and sold by the Issuer to Pioneer Step is hereinafter referred to as the “Pioneer Step Note”, and the Note issued and sold by the Issuer to Winsave Resources is hereinafter referred to as the “Winsave Resources Note”. Each of the Notes bears simple interest at the rate of 5% per annum.

Pursuant to the Pioneer Step Note (as amended as described below), the principal amount and any accrued interest shall automatically convert into Shares at a conversion price of $4.59 per share on the Maturity Date (as defined below); provided that, if the Issuer issues and sells any Shares, or any securities convertible into Shares, to any investors (the “Investors”) on or before the Maturity Date in one or more financing transactions (each, a “Financing Transaction”), then, at the option of Pioneer Step, the conversion price of the Pioneer Step Note shall be equal to the lowest price per share paid by any such Investor purchasing any such Shares (or the lowest conversion price per share for any such securities convertible into Shares and purchased by an Investor) in any such financing transaction(s) on or prior to the Maturity Date.

The May 2019 Transaction closed on May 17, 2019, at which closing the Issuer issued and sold the Pioneer Step Note to Pioneer Step and the Winsave Resources Note to Winsave Resources, respectively.

On June 30, 2019, the Issuer, Pioneer Step and Winsave Resources entered into an Omnibus Amendment to Note Purchase Agreement and Convertible Promissory Notes (the “Omnibus Amendment”) whereby (i) the restriction on the Issuer to issue any Shares or securities convertible or exchangeable into Shares during the Restricted Period (as defined in the May 2019 Note Purchase Agreement) was removed, and (ii) the original maturity date under each of the Notes was extended from July 1, 2019 to August 15, 2019 (“Maturity Date”).

As disclosed by the Issuer, on August 13, 2019, the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain purchasers named therein (the “Purchasers”), pursuant to which the Issuer agreed to sell and issue certain amount of Shares to the Purchasers at a purchase price of $4.465 per share.

On August 15, 2019, the Notes were converted into an aggregate of 2,267,254 Shares at a conversion price of $4.465 per share, which is equal to the purchase price per share paid by the Purchasers to the Issuer under the Purchase Agreement, pursuant to the terms of the Notes. Under the Pioneer Step Note, 1,133,627 Shares are issued to Pioneer Step in accordance with the terms therein.

CUSIP No. 171077407	SC 13D/A	Page 8 of 13

November 2017 Securities Purchase Agreement

On November 3, 2017, Pioneer Step and certain other purchasers named therein (each a “November 2017 Purchaser” and together, the “November 2017 Purchasers”) entered into a Securities Purchase Agreement with the Issuer (the “November 2017 Purchase Agreement”). Pursuant to the November 2017 Purchase Agreement, the Issuer agreed to issue and sell to the November 2017 Purchasers an aggregate of approximately $23 million of Common Stock (5,609,755 Shares) at a purchase price of $4.10 per share (the “November 2017 Transaction”). Pioneer Step, in its capacity as a November 2017 Purchaser, has agreed to purchase 487,805 Shares in the November 2017 Transaction. The November 2017 Transaction closed on November 17, 2017, at which closing the Issuer issued 487,805 Shares to Pioneer Step and 5,121,950 Shares to the other November 2017 Purchasers.

April 2017 Securities Purchase Agreement

On April 26, 2017, Pioneer Step and Champion River Ventures Limited (“Champion River”, each an “April 2017 Purchaser” and together, the “April 2017 Purchasers”) entered into a Securities Purchase Agreement with the Issuer (the “April 2017 Purchase Agreement”). Pursuant to the April 2017 Purchase Agreement, the Issuer agreed to sell and issue to the April 2017 Purchasers an aggregate of up to $25 million of its Common Stock at a purchase price of $2.60 per share in three tranches of approximately $3.5 million, $16.4 million and $5.1 million, respectively. The first tranche (the “First Tranche”) closed on April 27, 2017, at which closing the Issuer issued 538,462 Shares to Pioneer Step and 807,692 Shares to the other April 2017 Purchaser. Pursuant to the First Amendment to Securities Purchase Agreement, dated May 24, 2017 (the “First Amendment”), by and among the Issuer and the April 2017 Purchasers, the second tranche (the “Second Tranche”) closed on May 24, 2017, at which closing the Issuer issued 2,521,526 Shares to Pioneer Step and 3,782,288 Shares to the other April 2017 Purchaser. Pursuant to the First Amendment, following approval by the Issuer’s stockholders, the third tranche (the “Third Tranche”) closed on August 18, 2017, at which closing the Issuer issued 786,167 Shares to Pioneer Step and 1,179,250 Shares to the other April 2017 Purchaser.

Upon completion of the Second Tranche, the April 2017 Purchase Agreement required that the Issuer’s Board of Directors (the “Board”) increase the number of authorized directors so as to create two vacant seats on the Board, which vacancies were to be filled on a date following the Issuer’s 2017 Annual Meeting of Stockholders by one designee selected by each of the April 2017 Purchasers (the “Purchaser Designees”). As such, Pioneer Step exercised its right to designate for appointment an individual to fill one of the two new vacancies on the Issuer’s Board. Thereafter, on August 18, 2017, in connection with the closing of the Third Tranche, Wing Tak Wendy Yu was designated by the Reporting Persons and appointed by the Issuer as a director.

In addition, from and after the date of the April 2017 Purchase Agreement, upon prior written request thereof by any April 2017 Purchaser, the Issuer shall use reasonable efforts to enter into one or more voting agreements with one or more of the April 2017 Purchasers and such other substantial holders of Common Stock as reasonably requested by such April 2017 Purchaser(s) and agreed to by the Issuer in respect of the election of the Purchaser Designees.

April 2020 Registration Rights Agreement

Simultaneously with the execution of the April 2020 Purchase Agreement, the Issuer, Pioneer Step and Winsave Resources entered into a Registration Rights Agreement, dated as of April 27, 2020 (the “April 2020 Registration Rights Agreement”) with respect to the Shares acquired under the April 2020 Purchase Agreement. The April 2020 Registration Rights Agreement grants Pioneer Step and Winsave Resources customary shelf and piggyback registration rights.

May 2019 Registration Rights Agreement

Simultaneously with the execution of the May 2019 Note Purchase Agreement, the Issuer and the May 2019 Purchasers entered into a Registration Rights Agreement, dated May 9, 2019 (the “May 2019 Registration Rights Agreement”) with respect to the Shares issuable to the May 2019 Purchasers upon conversion of the Notes pursuant to the terms of the Notes. The May 2019 Registration Rights Agreement grants the May 2019 Purchasers customary shelf and piggyback registration rights.

November 2017 Registration Rights Agreement

Simultaneously with the execution of the November 2017 Purchase Agreement, the Issuer, Pioneer Step and the other November 2017 Purchasers entered into a Registration Rights Agreement, dated November 3, 2017 (the “November 2017 Registration Rights Agreement”) with respect to the Shares acquired under the November 2017 Purchase Agreement. The November 2017 Registration Rights Agreement grants Pioneer Step and the other November 2017 Purchasers customary shelf and piggyback registration rights.

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April 2017 Registration Rights Agreement

At the closing of the First Tranche, the April 2017 Purchase Agreement required that the Issuer and the April 2017 Purchasers promptly enter into a Registration Rights Agreement in form and substance reasonably acceptable to the April 2017 Purchasers (the “April 2017 Registration Rights Agreement”) with respect to the Shares acquired under the April 2017 Purchase Agreement. The Issuer and the April 2017 Purchasers entered into the April 2017 Registration Rights Agreement on April 29, 2017. The April 2017 Registration Rights Agreement grants the April 2017 Purchasers customary shelf and piggyback registration rights.

The foregoing descriptions of the April 2020 Purchase Agreement, May 2019 Note Purchase Agreement, the Notes, the November 2017 Purchase Agreement, the April 2017 Purchase Agreement, the May 2019 Registration Rights Agreement, the November 2017 Registration Rights Agreement, the April 2017 Registration Rights Agreement, and the First Amendment are not complete and are qualified in their entirety by reference to the full text of the April 2020 Purchase Agreement, the May 2019 Note Purchase Agreement, the Notes, the November 2017 Purchase Agreement, the April 2017 Purchase Agreement, the May 2019 Registration Rights Agreement, the November 2017 Registration Rights Agreement, the April 2017 Registration Rights Agreement, and the First Amendment, which are incorporated by reference into this Schedule 13D pursuant to Exhibits 99.2 – 99.11 of Item 7 hereof.

Each of Pioneer Step, Dvorak International and Skyinvest Associates acquired the Shares pursuant to the above-described transactions as investments in its ordinary course of business.

In connection with the foregoing, and as may be appropriate from time to time, each of the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to its investment in the Issuer, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of Shares, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above.

Except as described in Item 6 and this Item 4 and any plans or proposals that may from time to time be discussed or considered by the directors of the Issuer, including the Purchaser Designee, in her fiduciary capacity as a director of the Issuer, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional Shares, dispose of some or all of the Shares, in each case in open market or private transactions, block sales or otherwise, and review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the foregoing paragraph of this Item 4) or formulate and implement plans or proposals with respect to any of the foregoing. Except as set forth in this Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Shares.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) As of September 17, 2021, Pioneer Step beneficially owned and had sole voting and dispositive power with respect to 5,957,783 Shares, representing approximately 8.74% of the 68,196,526 outstanding Shares as of August 2, 2021, as reported in the Issuer’s Form 10-Q, as filed with the Securities and Exchange Commission on August 3, 2021.

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As of September 17, 2021, Dvorak International beneficially owned and had sole voting and dispositive power with respect to 420,000 Shares, representing approximately 0.62% of the 68,196,526 outstanding Shares as of August 2, 2021, as reported in the Issuer’s Form 10-Q, as filed with the Securities and Exchange Commission on August 3, 2021.

As of September 17, 2021, Skyinvest Associates beneficially owned and had sole voting and dispositive power with respect to 336,000 Shares, representing approximately 0.49% of the 68,196,526 outstanding Shares as of August 2, 2021, as reported in the Issuer’s Form 10-Q, as filed with the Securities and Exchange Commission on August 3, 2021.

As of September 17, 2021, Solina Chau, by virtue of being the sole shareholder of each of Pioneer Step and Dvorak International and the indirect sole shareholder of Skyinvest Associates, may be deemed to beneficially own and have sole voting and dispositive power with respect to the Shares beneficially owned by each of Pioneer Step, Dvorak International and Skyinvest Associates. Collectively, Solina Chau may be deemed to beneficially own and have sole voting and dispositive power with respect to 6,713,783 Shares, representing approximately 9.84% of the 68,196,526 outstanding Shares as of August 2, 2021, as reported in the Issuer’s Form 10-Q, as filed with the Securities and Exchange Commission on August 3, 2021.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days or since Amendment No. 9 is set forth in Item 4 and incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6. Except as referenced above or described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between such Reporting Persons and any other person with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 99.2	Securities Purchase Agreement, dated as of April 27, 2020, by and between ChromaDex Corporation, Pioneer Step Holdings Limited, and Winsave Resources Limited (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 29, 2020).

Exhibit 99.3	Registration Rights Agreement, dated as of April 27, 2020, by and between ChromaDex Corporation, Pioneer Step Holdings Limited, and Winsave Resources Limited (incorporated herein by reference to Exhibit 99.2 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 29, 2020).

Exhibit 99.4	Omnibus Amendment to Note Purchase Agreement and Convertible Promissory Notes, dated June 30, 2019, by and between ChromaDex Corporation, Winsave Resources Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 1, 2019).

Exhibit 99.5	Note Purchase Agreement, dated as of May 9, 2019, by and between ChromaDex Corporation, Winsave Resources Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 10, 2019).

Exhibit 99.6	Securities Purchase Agreement, dated as of November 3, 2017, by and between ChromaDex Corporation, Pioneer Step Holdings Limited, and certain other purchasers named therein (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 6, 2017).

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Exhibit 99.7	Securities Purchase Agreement, dated as of April 26, 2017, by and between ChromaDex Corporation, Champion River Ventures Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 27, 2017).

Exhibit 99.8	Registration Rights Agreement, dated as of May 9, 2019, by and between ChromaDex Corporation, Winsave Resources Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99.2 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 10, 2019).

Exhibit 99.9	Registration Rights Agreement, dated as of November 3, 2017, by and between ChromaDex Corporation, Pioneer Step Holdings Limited, and certain other purchasers named therein (incorporated herein by reference to Exhibit 99.2 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 6, 2017).

Exhibit 99.10	Registration Rights Agreement, dated as of April 29, 2017, by and between ChromaDex Corporation, Champion River Ventures Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 2, 2017).

Exhibit 99.11	First Amendment to Securities Purchase Agreement, dated as of May 24, 2017, by and between ChromaDex Corporation, Champion River Ventures Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 25, 2017).

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SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: September 17, 2021

PIONEER STEP HOLDINGS LIMITED

By:	/s/ Chau Hoi Shuen Solina Holly
Name: Chau Hoi Shuen Solina Holly
Title: Authorized Person

DVORAK INTERNATIONAL LIMITED

By:	/s/ Chau Hoi Shuen Solina Holly
Name: Chau Hoi Shuen Solina Holly
Title: Authorized Person

SKYINVEST ASSOCIATES LIMITED

By:	/s/ Chau Hoi Shuen Solina Holly
Name: Chau Hoi Shuen Solina Holly
Title: Authorized Person

CHAU HOI SHUEN SOLINA HOLLY

By:	/s/ Chau Hoi Shuen Solina Holly

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

99.2	Securities Purchase Agreement, dated as of April 27, 2020, by and between ChromaDex Corporation, Pioneer Step Holdings Limited, and Winsave Resources Limited (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 29, 2020).

99.3	Registration Rights Agreement, dated as of April 27, 2020, by and between ChromaDex Corporation, Pioneer Step Holdings Limited, and Winsave Resources Limited (incorporated herein by reference to Exhibit 99.2 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 29, 2020).

99.4	Omnibus Amendment to Note Purchase Agreement and Convertible Promissory Notes, dated June 30, 2019, by and between ChromaDex Corporation, Winsave Resources Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 1, 2019).

99.5	Note Purchase Agreement, dated as of May 9, 2019, by and between ChromaDex Corporation, Winsave Resources Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 10, 2019).

99.6	Securities Purchase Agreement, dated as of November 3, 2017, by and between ChromaDex Corporation, Pioneer Step Holdings Limited, and certain other purchasers named therein (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 6, 2017).

99.7	Securities Purchase Agreement, dated as of April 26, 2017, by and between ChromaDex Corporation, Champion River Ventures Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 27, 2017).

99.8	Registration Rights Agreement, dated as of May 9, 2019, by and between ChromaDex Corporation, Winsave Resources Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99.2 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 10, 2019).

99.9	Registration Rights Agreement, dated as of November 3, 2017, by and between ChromaDex Corporation, Pioneer Step Holdings Limited, and certain other purchasers named therein (incorporated herein by reference to Exhibit 99.2 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 6, 2017).

99.10	Registration Rights Agreement, dated as of April 29, 2017, by and between ChromaDex Corporation, Champion River Ventures Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 2, 2017).

99.11	First Amendment to Securities Purchase Agreement, dated as of May 24, 2017, by and between ChromaDex Corporation, Champion River Ventures Limited, and Pioneer Step Holdings Limited (incorporated herein by reference to Exhibit 99.1 of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 25, 2017).